EXHIBIT 12

TOTAL SYSTEM SERVICES, INC.

Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Years ended December 31,
(in thousands)	2013	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense	$3,636	3,250	3,235	2,888	4,147	11,345
Interest factor in rental expense	1,230	4,917	5,563	6,208	7,684	7,548

Total Fixed Charges	$4,866	8,167	8,798	9,096	11,831	18,893

Earnings
Income before income taxes	$73,178	354,854	316,551	307,812	340,585	376,895
Add: Total Fixed Charges	4,866	8,167	8,798	9,096	11,831	18,893

Total Earnings	$78,044	363,021	325,349	316,908	352,416	395,788

Ratio of earnings to fixed charges	16.0x	44.4x	37.0x	34.8x	29.8x	20.9x